UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Newman

Preliminary results Year ended 30 June 2012

Marius Kloppers Chief Executive Officer Graham Kerr Chief Financial Officer

22 August 2012

bhpbilliton

resourcing the future

Disclaimer

bhpbilliton

resourcing the future

Forward looking statements

This presentation contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward looking statements.

For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.

Non-IFRS financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

UK GAAP financial information

Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.

No offer of securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on third party information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Preliminary results, 22 August 2012 Slide 2

Escondida

Preliminary results Year ended 30 June 2012

Marius Kloppers Chief Executive Officer

bhpbilliton

resourcing the future

Key themes

bhpbilliton

resourcing the future

• Strong operating performance and robust financial results

• Targeting a significant reduction in operating costs

• Disciplined investment has established strong momentum in our major businesses

• Our projects in execution are expected to create substantial value for our shareholders

• A commitment to further simplify the portfolio

• Sector leading shareholder returns

Preliminary results, 22 August 2012 Slide 4

Robust financial results

bhpbilliton

resourcing the future

• Total Recordable Injury Frequency improved by 6%

• Underlying EBITDA of US$33.7 billion, down 9%

• Underlying EBIT of US$27.2 billion, down 15%

• Attributable profit (excluding exceptional items) of US$17.1 billion, down 21%

• Attributable profit of US$15.4 billion included net exceptional charges of US$1.7 billion

• Net operating cash flow of US$24.4 billion, down 19%

• Gearing of 26% following the acquisition of Petrohawk Energy Corporation

• Full year dividend of 112 US cents per share, up 11%

Note: Variance relates to the relative performance of BHP Billiton during the 2012 financial year compared with the 2011 financial year.

Preliminary results, 22 August 2012

Slide 5

Strong operating performance

bhpbilliton

resourcing the future

• Record production at 10 operations

– Western Australia Iron Ore (WAIO) shipments rose to a rate of 179mtpa (100% basis) in the June 2012 quarter

• Temporary operational challenges

– industrial action and the remnant effects of wet weather at Queensland Coal

– deferral of high margin non-operated crude oil and condensate production in the Gulf of Mexico

– industrial action at Escondida

• Release of this substantial latent capacity in FY13 will underpin strong, low-risk momentum in our major businesses

1. Excludes assets where major projects are in commissioning phase or in the process of ramp-up (Worsley, Antamina, WAIO and NSW Energy Coal). Excludes the non-operated Richards Bay Minerals operation, the EKATI diamond mine (both part of the D&SP CSG) and Onshore US (Petroleum CSG). Spence and Cerro Colorado capacity based on forecast annualised production as reported in the BHP Billiton 2011 Annual Report; Manganese Ore and South Africa Coal capacity adjusted for available rail allocation; and Queensland Coal adjusted for the closure of Norwich Park.

Effective asset utilisation1 in FY12

(%)

90%

Escondida

Petroleum (non-operated)

Queensland Coal

Preliminary results, 22 August 2012 Slide 6

Eagle Ford

Preliminary results Year ended 30 June 2012

Graham Kerr Chief Financial Officer

bhpbilliton

resourcing the future

Strength in diversity

bhpbilliton

resourcing the future

• The value of our diversified strategy was reflected in the Group’s Underlying EBIT margin of 39%1

• Net operating cash flow of US$12.1 billion in H2 FY12 declined by 1% when compared with H1 FY12 and demonstrated the cash generating capacity of our business throughout the economic cycle

• Underlying return on capital was 23% or 27% excluding capital investment associated with projects not yet in production

1. Excludes third party trading activities.

2. Cash flow reflects proportional consolidation of joint ventures for FY07 and future periods. Exploration expenditure incurred which has not been capitalised has been re-classified to net operating cash flow for FY06 and future periods.

Underlying EBIT1

(%)

100

75

50

25

0

FY03 to FY12

FY12

Iron Ore

Metallurgical Coal

D&SP

Petroleum

Energy Coal

SSM

Base Metals

Manganese

Aluminium

Net operating cash flow2

(US$ billion)

32

H1

H2

24

16

8

0

FY03

FY04

FY05

FY06

FY07

FY08

FY09

FY10

FY11

FY12

Preliminary results, 22 August 2012 Slide 8

Underlying EBIT analysis

bhpbilliton

resourcing the future

EBIT variance

(FY12 versus FY11, US$ billion)

40.0

Uncontrollable (2.2)

Controllable (2.6)

32.0

0.8

29.8

1.5

30.0

(2.0)

(1.0)

(2.0)

27.2

(1.7)

(0.4)

(0.0)

20.0

10.0

0.0

FY11

Price1

Exchange

Energy costs and inflation

Sub-total

Volume2

Cash costs2

Major outages and disruptions2

Non-cash costs

Other3

FY12

1. Includes net impact of price-linked costs.

2. The impact of wet weather and industrial action at Escondida and Queensland Coal, and outages at Mad Dog, Atlantis and Hillside, are all excluded from Volume and Cash costs variance; included in Major outages and disruptions.

3. Includes new and acquired operations.

Preliminary results, 22 August 2012 Slide 9

Investment in high margin organic growth delivered tangible results bhpbilliton

resourcing the future

Volume variance1

(US$ million)

3,000

2,000

1,000

0

Iron Ore

2,313

Metallurgical Coal

269

Energy Coal

152

Manganese

64

Aluminium

17

SSM

(35)

Base Metals

(138)

D&SP

(375)

Sub-total Minerals

2,267

Petroleum

(719)

Sub-total

1,548

Major outages and disruptions

(1,240)

Total

308

Note: Volume variance calculated on Underlying EBIT using previous period margin.

1. The impact of wet weather and industrial action at Escondida and Queensland Coal, and outages at Mad Dog, Atlantis and Hillside, are all excluded from the CSG Volume variance; included in Major outages and disruptions.

Preliminary results, 22 August 2012 Slide 10

Targeting significant cost savings in FY13

bhpbilliton

resourcing the future

The rate of cost escalation was exacerbated by a number of temporary factors

Queensland Coal and Escondida will benefit significantly as production recovers from recent challenges

Decisive action has been taken across the Group to respond to industry wide cost pressure

WAIO will fully benefit from the acquisition of the HWE mining subsidiaries in FY13

A substantial reduction of operating costs and non-essential expenditure is targeted in FY13

FY12 cash costs escalation1

(%)

+5%

Metallurgical Coal

Aluminium

Base Metals

Energy Coal

Petroleum

Labour, raw materials

and other2

Manganese

Major outages and

disruptions2

Iron Ore

SSM

1. Increase in FY12 cash costs, including Major outages and disruptions, excluding the impact of energy costs, inflation, exchange rate volatility and non-cash items, divided by FY11 cash costs. Excludes the non-operated Richards Bay Minerals operation and the EKATI diamond mine (both part of the D&SP CSG).

2. The impact of wet weather and industrial action at Escondida and Queensland Coal, and the outage at Hillside, are excluded from Labour, raw materials and other; included in Major outages and disruptions.

Preliminary results, 22 August 2012 Slide 11

Major projects in our core products underpin near term growth and returns bhpbilliton

resourcing the future

Major projects currently in execution1

(capital expenditure, US$ billion)

Iron Ore

Metallurgical Coal

D&SP

Petroleum

Energy Coal

SSM

Base Metals

Manganese

Aluminium

≤ US$500m US$501m-US$5bn

FY12 FY13e FY14e FY15e FY16e

NWS CWLH

WAIO RGP 5

Worsley E&G

Escondida Ore Access

FY12 FY13 FY14 FY15 FY16

Antamina Exp

MAC RX1

Kipper2

WAIO Inner Harbour

WAIO Orebody 24

Macedon

NWS Nth Rankin B

Turrum

Daunia

Broad- meadow

WAIO Jimblebar

Cerrejon P40

NTP Exp 3

Caval Ridge

HPX3

Oxide Leach

Samarco 4

WAIO Port and Rail

Escondida OGP1

Appin Area 9

EKATI Misery

NWS GWF-A

1. Only includes major projects in execution as at 22 August 2012.

2. Facilities ready for first production pending resolution of mercury content.

(timing of first production)

Preliminary results, 22 August 2012 Slide 12

Disciplined management of our capital

bhpbilliton

resourcing the future

Our priorities for capital are unchanged

–first: invest in high return growth

opportunities throughout the

economic cycle

– second: maintain a solid A credit rating

– third: grow our progressive dividend

– fourth: return excess capital to

shareholders

Our strong balance sheet provides flexibility

Progressive dividend has grown at a CAGR

of 26% over the last ten years

Strong balance sheet

(net gearing, %)

40

30

20

10

0

FY03

FY04

FY05

FY06

FY07

FY08

FY09

FY10

FY11

FY12

Substantial capital returned to shareholders

(US$ billion)

15

Dividends

Share buy-backs

10

5

0

FY03

FY04

FY05

FY06

FY07

FY08

FY09

FY10

FY11

FY12

Preliminary results, 22 August 2012 Slide 13

Royalties, taxes and exceptional items

bhpbilliton

resourcing the future

US$11.9 billion was distributed in the form of federal taxes, state taxes and production royalties representing 44% of Underlying EBIT

Attributable profit of US$15.4 billion included exceptional items of US$1.7 billon1

– non-cash tax credit of US$637 million related to the passage of Australia’s MRRT and PRRT extension into legislation

– non-cash impairments of US$2.5 billion

– insurance proceeds of US$199 million

Approximately US$1 billion2 invested in the communities in which we operate over the last five years

BHP Billiton supported the construction of a new school library in Toconao, Chile

1. Exceptional items after tax.

2. As part of our community commitment, we voluntarily invest 1% of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs.

Preliminary results, 22 August 2012 Slide 14

Mt Arthur Coal

Preliminary results Year ended 30 June 2012

Marius Kloppers Chief Executive Officer

bhpbilliton

resourcing the future

Our positive long term view remains unchanged

bhpbilliton

resourcing the future

Concerns surrounding the Eurozone and the slowdown in China have led to significant volatility

Measured improvement in the external environment anticipated, beginning in H2 CY12

– growth in China is expected to strengthen, beginning in H2 CY12

– encouraging signs have emerged in the United States

In the longer term, urbanisation and industrialisation will remain the primary drivers of economic growth

Chinese GDP is forecast to almost triple by CY25 with growth equivalent to 25% of current global GDP

Source: Global Insight.

GDP change between 2011 and 2025

(2005 real PPP US$ trillion)

30

China

GDP CAGR: 7.2%

25

20

European

USA

Union

15

India

10

Japan

5

Russia

Brazil

South Korea

Australia

0

0

20

40

60

GDP per capita

(2005 real PPP

US$’000s)

Preliminary results, 22 August 2012

Slide 16

Demand is only one side of the price equation

bhpbilliton

resourcing the future

Demand growth alone is not a good indicator of price performance

– inducement pricing: the copper price was very well supported as supply struggled to keep pace with modest demand growth

– marginal cost pricing: the aluminium price remained depressed as plentiful supply more than satisfied robust demand growth

– scarcity pricing: iron ore benefited from strong demand growth and an insufficient supply response

Cumulative demand growth

Price

(% growth relative to 2000)

(US$ per metric tonne)

80

10,000

Copper

60

7,500

Demand CAGR: 2.0%

Price CAGR:

15.4%

40

5,000

20

2,500

0

0

80

10,000

Aluminium

60

7,500

Demand CAGR:

4.5%

Price CAGR:

4.0%

40

5,000

20

2,500

0

0

CY00 CY01 CY02 CY03

CY04 CY05 CY06 CY07

CY08

CY09

CY10

CY11

Source: BHP Billiton analysis; LME.

Preliminary results, 22 August 2012 Slide 17

Pricing will be partly driven by the pace of the supply response bhpbilliton

resourcing the future

Robust aluminium demand will continue to be met by strong supply

The low cost iron ore supply response is well advanced

In copper, declining ore grades and rising costs will continue to constrain the supply response and support a relatively steep cost curve

The requirement for significant new capacity in potash suggests prices will be sustained at a level high enough to induce new supply

Forecast supply additions relative to anticipated 20 year demand growth (2000 to 2020)

(%)

100

80

Supply required

to meet demand

growth

60

Low cost supply

40

response expected

between CY11 and

CY15

20

Low cost supply

delivered to end

CY11

0

Aluminium1

Iron ore

Copper

Potash

Source: BHP Billiton analysis; Wood Mackenzie; Fertecon.

Note: Supply refers to low cost mine supply for copper, potash and iron ore; and in the case of aluminium, capacity.

1. Indicates that aluminium demand growth to 2020 can be fully supplied from capacity additions by 2015.

Preliminary results, 22 August 2012 Slide 18

Prioritising low risk, high return growth

bhpbilliton

resourcing the future

Our diversified strategy delivers superior margins and returns

Our 20 major projects are largely low risk expansions of existing operations that will deliver first production before end FY15

Current investment in organic growth is expected to create substantial value for our shareholders

No major projects are expected to be approved in FY13

As we complete the current suite of projects in execution, we will allocate future capital to those options that maximise shareholder value

Asset

turnover1

(%)

70

60

50

40

BHP Billiton bubble size

represents return on assets 1

30

10

15

20

25

30

Profit

margin1

(%)

1. Financial metrics presented on a FY12 basis. Peer group based on LSE constituents: Rio Tinto, Anglo American and Xstrata. Return on assets (ROA) ratio calculated as follows: Total sales divided by total assets (Asset turnover) multiplied by net income excluding exceptionals divided by total sales (Profit margin).

Preliminary results, 22 August 2012 Slide 19

Maximising our inner harbour capacity in WAIO

bhpbilliton

resourcing the future

•Our major projects are on schedule and budget

–completion of the Port Hedland Inner Harbour Expansion project in H2 CY12 takes our port capacity to 220mtpa1

–first production from the Jimblebar Mine Expansion in Q1 CY14 will increase its capacity to 35mtpa1

–capital investment associated with these projects will peak in FY13

•WAIO production in FY13 is forecast to increase by approximately 5%

WAIO system capacity
(mtpa, 100% basis)
300
+220mtpa
250		Jimblebar Mine Expansion, port blending & rail yard facilities	Debottlenecking
Car dumper 5
200
150
100
FY11	FY12	FY13e FY14e FY15e FY16e

1. 100% basis.

Note: Dates are indicative of first production or commissioning of infrastructure.

Preliminary results, 22 August 2012 Slide 20

Delivering low risk growth in Base Metals

bhpbilliton

resourcing the future

•Antamina expansion project delivered first production in the March 2012 quarter

–generates a high rate of return

–forecast copper production growth of 32% in CY12

•Escondida major projects are on track

–Escondida Ore Access achieved first production in the June 2012 quarter

–Laguna Seca debottlenecking (LSD) project adds 15ktpd1 of processing capacity

–forecast copper production growth of 20% in FY13

–Organic Growth Project 1 (OGP1) will add 32ktpd1 of processing capacity from H1 CY15

Antamina throughput capacity
(ktpd, 100% basis)
150	36	130
94
100
50
0
Base	Expansion	Post expansion

Escondida throughput capacity

(ktpd, 100% basis)
300			32	277
230	15	245
200
100
Base	LSD	Post LSD	OGP1	Post OGP1

1. 100% basis.

Preliminary results, 22 August 2012 Slide 21

Significant latent capacity in Metallurgical Coal

bhpbilliton

resourcing the future

•Industrial action and wet weather severely constrained production at Queensland Coal

•Strong Australian dollar, general inflationary pressure and soft demand placed further pressure on operating margins

•In response, we have chosen not to commence the 2.5mtpa1 expansion of Peak Downs associated with the Caval Ridge mine development

•The 5.5mtpa1 Caval Ridge mine and 11mtpa1 Hay Point Stage Three Expansion remain on schedule to deliver new capacity in CY14

•By end CY142 the capacity of our leading Queensland Coal business will be 50% higher than the production rate recorded in the recent 12 month period

Queensland Coal production capacity3

(mtpa, 100% basis)

80

10 66

12

44

40

0

FY12 production FY12 nominal capacity Projects in execution FY15e capacity

Hay Point throughput capacity

(mtpa, 100% basis)

80

11

55

12

40

32

0

FY12 throughput FY12 nominal capacity Hay Point Stage Three Expansion FY15e capacity

1. 100% basis.

2. The Daunia and Broadmeadow Life Extension projects also remain on schedule for completion in CY13.

3. Includes major projects in execution; excludes Norwich Park nominal capacity.

Preliminary results, 22 August 2012 Slide 22

Accelerating development of our liquids rich shale assets

bhpbilliton

resourcing the future

•Prioritise development of the oil and liquids rich Eagle Ford shale with appraisal drilling in the Permian Basin

•Investment in the Eagle Ford offers particularly high rates of return with payback typically within one year

•Onshore US capital expenditure to rise to approximately US$4 billion in FY13

•Onshore US production to increase to approximately 100MMboe in FY13

•Development plans will remain flexible and aligned with the external environment

Onshore US capital expenditure
(US$ billion)
4.5
3.0
1.5
0.0
FY12	FY13e

Drilling activity in FY13

(number of rigs1)

Permian

Haynesville

Fayetteville

Eagle Ford

1. Plan based on 40 drilling rigs.

Preliminary results, 22 August 2012 Slide 23

Strong near term momentum in our major businesses

bhpbilliton

resourcing the future

•Growth in WAIO production rate to +220mtpa1 before end FY15

•Escondida copper production to increase to over 1.3mt1 in FY15

•Completion of the Hay Point Stage Three Expansion and associated mine developments to increase Queensland Coal capacity to 66mtpa1 by end CY14

•The high margin Atlantis and Mad Dog facilities resumed production in August 2012

•Production in the Eagle Ford shale to increase to over 200Mboe/day in FY15

Forecast production2

(index=100)

150 150

100 100

50 50

0 0

FY12 FY15e FY12 FY15e

WAIO Escondida

200 500

100 250

0 0

FY12 FY15e FY12 FY15e

Queensland Coal Eagle Ford

1. 100% basis.

2. Includes volumes related to minor unapproved capital projects.

Preliminary results, 22 August 2012 Slide 24

Longer term development options

bhpbilliton

resourcing the future

Olympic Dam Project

•Following a major capital review, BHP Billiton has decided to study an alternative, less capital intensive design of the Olympic Dam open pit expansion that involves new technologies

•This design has the potential to substantially improve the economics of the project

•As a result, the Group is not ready to approve development at Olympic Dam before the Indenture agreement deadline of 15 December 2012

Jansen potash

•BHP Billiton has established a major presence in the Saskatchewan potash basin

•Two underground shafts that will support an 8mtpa operation at Jansen are well advanced and will be fully excavated by end FY14

•Completed more than 25 kilometres of exploration drilling in the wider Saskatchewan basin in FY12

Jansen

Preliminary results, 22 August 2012 Slide 25

Longer term development options

bhpbilliton

resourcing the future

Permian Basin

•440,000 acres with a significant appraisal program underway

•Encouraging results indicate potential for a 100Mboe/day shale liquids business

•More than 60 wells are planned for FY13

WAIO growth beyond 240mtpa

•WAIO has invested US$19 billion1 over a 10 year period

•Opportunities have been identified that could release significant latent capacity beyond 240mtpa2

•Increasing the productivity of our existing infrastructure could deliver material volume growth and unlock substantial value

1. Includes major projects and sustaining capital expenditure; BHP Billiton share.

2. 100% basis.

WAIO

Preliminary results, 22 August 2012 Slide 26

Committed to further simplify the portfolio

bhpbilliton

resourcing the future

•Our business generates more cash per unit of product and a higher level of cash flow per employee

•The sale of our 37% non-operated interest in Richards Bay Minerals is well advanced

•The review of our diamonds business is continuing

•Assets must earn their right to remain in the portfolio

•Other targeted divestments are being considered

Cash margin1

(US$ per copper equivalent unit)

3,500

3,000

2,500

2,000 BHP Billiton bubble size represents Underlying EBITDA margin1

1,500

0

150

300

450

600

Simplicity1

(Net operating cash flow per employee, US$’000)

Source: Datastream; annual reports; press releases; BHP Billiton analysis.

1.Financial metrics presented on a FY12 basis and employee numbers (excluding contractors) presented on a FY12 basis for BHP Billiton and a CY11 basis for peers. Cash margin is calculated as net operating cash flow per copper equivalent unit. Copper equivalent units based on FY12 average prices where available. Peer group based on LSE constituents: Rio Tinto, Anglo American and Xstrata.

Preliminary results, 22 August 2012 Slide 27

Superior returns throughout the cycle

bhpbilliton

resourcing the future

•Our proven strategy has delivered sector leading returns

•We have returned US$53.8 billion1 to shareholders over the last 10 years

•The unique diversification of our high quality asset portfolio means we are very well placed for the inevitable evolution of commodities demand

Total shareholder returns2
(%)
700
600
500
400
300
200
100
0
BHP Billiton	Peer 1	Peer 2	Peer 3

Source: Datastream; annual reports; press releases; BHP Billiton analysis.

1. Refers to the period FY03 to FY12; includes buy-backs and dividends.

2. Peer group based on LSE constituents: Rio Tinto, Anglo American and Xstrata. TSR assumptions include: US dollar terms and weighted average for dual listed companies; calculated over the period 30 June 2002 until 30 June 2012.

Preliminary results, 22 August 2012 Slide 28

Key themes

bhpbilliton

resourcing the future

•Strong operating performance and robust financial results

•Targeting a significant reduction in operating costs

•Disciplined investment has established strong momentum in our major businesses

•Our projects in execution are expected to create substantial value for our shareholders

•A commitment to further simplify the portfolio

•Sector leading shareholder returns

Preliminary results, 22 August 2012 Slide 29

bhpbilliton

resourcing the future

Appendix

bhpbilliton

resourcing the future

Impact of major commodity price movements

bhpbilliton

resourcing the future

Total price variance1

(FY12 versus FY11, US$ million)

2,000

1,504

1,000

339 246

95

0

(245)

(400)

(584)

(1,000)

(1,337)

(1,578)

(2,000)

Petroleum Metallurgical D&SP Energy Coal Aluminium Manganese SSM Iron Ore Base Metals

Coal

1. Includes net impact of price-linked costs.

Preliminary results, 22 August 2012 Slide 32

Summary of key exchange rate components in tax expense/(income)

bhpbilliton

resourcing the future

Restatement of FY12 expense/(income) US$ million FY11 expense/(income) US$ million

Current tax payable (91) 695

Deferred tax balances on fixed assets 59 (2,481)

Deferred tax balances on US$ debt 205 234

Deferred tax balances on timing differences 29 (3)

Other items 48 82

Total 250 (1,473)

Preliminary results, 22 August 2012 Slide 33

Capital and exploration expenditure

bhpbilliton

resourcing the future

Minerals and conventional oil and gas capital and exploration expenditure

US$ billion FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13e

Growth 2.0 1.7 2.6 4.0 5.5 6.1 7.3 8.1 9.2 14.4

Sustaining and other 0.7 0.9 1.3 2.1 1.6 1.8 2.0 1.7 2.2 2.5

Exploration 0.3 0.5 0.5 0.8 0.8 1.4 1.3 1.3 1.2 2.1

Total 3.0 3.1 4.4 6.9 7.9 9.3 10.6 11.1 12.6 19.0 18.0

Onshore US capital and exploration expenditure

US$ billion FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13e

Growth 0.2 3.3

Exploration 0.4

Total 0.2 3.7 4.0

Note: Capital and exploration expenditure presented on an accruals basis.

Preliminary results, 22 August 2012 Slide 34

Maturity profile analysis

bhpbilliton

resourcing the future

Debt repayments1

(US$ million)

6,000

4,000

2,000

0

FY13 FY14 FY15 FY16 FY17 FY18 FY19 Post FY20

US$ Bonds Euro Bonds Bank Debt CP Issuance2 Jointly Controlled Entities3 Subsidiaries4

% of portfolio 71% 17% 0% 4% 7% 1%

Capital Markets 88% Bank Supported 4% Asset Financing 8%

1. Based on debt balances as at 30 June 2012.

2. The US$4.0 billion revolving credit facility maturing in December 2015 acts as a backstop for the commercial paper program.

3. Jointly Controlled Entity debt represents BHP Billiton share subject to governing contractual arrangements.

4. Subsidiary debt represents BHP Billiton share of subsidiary debt based on BHP Billiton effective interest.

Preliminary results, 22 August 2012 Slide 35

Key net profit sensitivities

bhpbilliton

resourcing the future

Approximate impact1 on FY13 net profit after tax of changes of US$ million

US$1/t on iron ore price 110

US$1/bbl on oil price 45

US¢10/MMbtu on US gas price 25

US$1/t on metallurgical coal price 25

US¢1/lb on aluminium price 25

US¢1/lb on copper price 20

US$1/t on energy coal price 25

US¢1/lb on nickel price 2

AUD (US¢1/A$) operations2 110

RAND (0.2 Rand/US$) operations2 35

1. Assumes total volume exposed to price.

2. Impact based on average exchange rate for the period.

Preliminary results, 22 August 2012 Slide 36

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 22, 2012	By:	/s/ Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary